

October 6, 2005

Mail Stop 3561

Christopher M. Armstrong, President
ESE Corporation
138 Weatherwood Road
Rock Hill, South Carolina 29732

>   **Re: ESE Corporation**
>   **Registration Statement on Form SB-2**
>   **Filed September 6, 2005**
>   **File No. 333-128110**

Dear Mr. Armstrong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that intends to establish a coffee shop. Your disclosure shows that you generally have no assets other than cash of $15,675 as of May 31, 2005, no revenues, no operations, no "coffee shop," no developed website, no contracts regarding the company's proposed products or services, no employees or officers with relevant experience. The only expenses thus far appear to be in relation to the company's formation and raising capital. We note that the estimated expenses for this offering are $35,000 and approximately $41,000 for your general plan of operations. We note that the company is not raising any capital in this offering. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. It is unclear if and how the company will raise additional capital. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. We offer the following comments to help you revise your disclosure.

2.   In your response letter to us, please discuss in detail your several references to several "private" offerings. For example, see the following: page 12 under "Business - General;" page 18 under "Plan of Operation;" page 23 under "Principals and Selling Shareholders;" and Note 5 and 6 of the financial statements.

If there are one or more private offerings concurrent with the shares you are offering publicly with this registration statement, describe the terms of each. Explain the basis for an exemption in light of the public offering. We may have further comment.

Cover Page

3.   Please provide the disclosure that Item 501(a)(10) of Regulation S-B requires, if the prospectus will be used before the effective date of the registration statement.

Summary of Our Offering, page 5

Our Business, page 5

4.   Please include the State of incorporation.

5.   Please include the most significant aspects of the offering such as the current status of the company's operations.

Risk Factors, page 6

We lack an operating history and have losses..., page 6

6.   Please reference the first sentence of this risk factor: "We were incorporated in April 27, 2005 and we have just initiated our proposed business operations but have not realized any revenues." Please resolve the inconsistency in the first sentence of this risk factor. It is inconsistent to use the word "initiate" to describe something that is "proposed," rather than something you actually do.

7.   We note the statement in this risk factor that "[o]ur ability to achieve and maintain profitability and positive cash flow is dependent upon: completion of this offering." We note that this offering is by selling shareholders and no funds are being raised. Please explain how this offering can help the company achieve profitability.

8.   Wherever necessary throughout the registration statement, please revise any disclosure that might convey an impression that plans that are in the proposal stage have already been realized. For example, in this risk factor you state: "Our ability to achieve and maintain profitability and positive cash flow is dependent upon ... our ability to locate customers who will purchase our roasted whole beans ... from our double drive-through establishments." Please clearly indicate that the company has no operations.

We are solely dependent upon the funds from our private placement..., page 7

9.   We note the statement that "[w]e believe the $24,957 will allow us to operate for one year." Please clearly indicate whether the funds will allow the company to pay the expenses for this offering and the costs to implement the company's business plan.

If we do not make a profit..., page 7

10.   We note that the company focuses on marketing when the company does not have a functioning coffee shop. Please revise to focus on the immediate risks.

We operate in a highly competitive industry..., page 7

11.   Please describe the specific risk to your company. For example, please discuss whether there are other similar coffee shops near the company's location.

Because we do not maintain any insurance..., page 8

12.   Please describe the specific risk, such as whether the company will purchase any property insurance.

Because we may issue additional shares of common stock..., page 8

13.   Add to this risk factor disclosure that a large issuance of stock could make the registrant's shares less marketable.

Determination of Offering Price, page 9

14.   Disclose that you cannot ensure that you will be listed on the NASD Bulletin Board or another exchange. Also revise the cover page accordingly.

15.   Please provide the factors that were considered in determining the offering price. See Item 505(a) of Regulation S-B.

Business, page 12

16.   We note that most of the business section appears promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example we note the disclosure under the "Summary," "The Gourmet Coffee Market," "Strategy," "Product Supply" and "Store Design." Please significantly revise your disclosure to address your current and immediate activities according to the requirements of Item 101(b) of Regulation S-B. Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

Summary, page 12

17.   Please focus on the company's current location.

The Gourmet Coffee Market, page 12

18.   We note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support later in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. For example, you state that 50,000 new gourmet coffee locations will be opened in the United States over the next 20-25 years. If you cannot provide adequate support for the assertions, you should delete them.

19.   In the third paragraph of this section, which paragraph begins: "The American public..." The information in this paragraph is over five years old. Please update.

20.   Please remove most of the information comparing your company to Starbucks.

Site Selection, page 13

21.   Update, wherever appropriate, your lease arrangement. We note that exhibit 10.1 filed by the company is an agreement to lease. It is unclear if the company has entered into a lease agreement with Christine Root. In addition, we note that the commercial lease agreement provides that prospective lessor, ESE Corporation, shall lease to prospective lessee, Christine Root, the commercial property which is owned by prospective lessor. Please describe the company's ownership of this property and explain why the lease is relevant if the company is leasing the property to Christine Root. If the property is the company's site location why then is the company leasing this property to someone else? Please explain. Also please file all lease agreements as exhibits.

Strategy, page 14

22.   Most of the information in this section appears promotional and should be removed. See our previous comment regarding promotional statements.

23.   Please remove language that gives an impression that you currently have more than one location for your business. For example, you have stated in this section:

> "These locations generally meet all of Our site selection parameters and have the advantage of requiring limited site work. Since the peak traffic load for the location is generally in the early morning, and the "host" mall or retail establishment peak traffic is later in the day, such pad sites provide ample space for customers to access a coffee station. Also, these sites are usually located in high-traffic, high-visibility locations with well developed, often with traffic signals, ingress and egress, thus providing customers with easy and safe avenues of approach out of the stream of commuter traffic, and with ease of access back into the commuter stream to go on to their destination."

Product Supply, page 15

24.   Please disclose the sources and availability of raw materials and the names of principal suppliers as required by Item 101(b)(5) of Regulation S-B.

25.   Please explain the term "green coffee."

Store Design, page 15

26.   We note the following statement: "We are in the process of developing free-standing stores." Describe in detail what you have done. Please disclose the name of the firm or person assisting you in the design.

27.   Please compare and contrast your description of your anticipated stores to the property you own or have leased.

Competition, page 16

28.   Please describe the business conditions in the area where the company's coffee shop will be located. See Item 101(b)(4) of Regulation S-B.

Government Regulation, page 16

29.   Please provide the information which Regulation S-B, Item 101(b)(8), (9) and (11) requires. For example, please describe any specific licensing requirements.

Employees, page 17

30.   This section appears twice on page 17. Please remove repetitive information.

Plan of Operation, page 17

31.   At the beginning of this section, please clearly disclose that the company has not begun operations.

32.   We note the statement on page 18 that "[w]e are not going to buy...any...significant equipment during the next twelve months." Please reconcile this statement with the disclosure that "[w]e are beginning to establish our coffee shop and acquire the equipment we need to begin operations."

33.   Please revise this section in its entirety to clarify the timing of the various milestones. For example, on page 18 you state, "We are beginning to establish our coffee shop and acquire the equipment we need to begin operations. Establishing our coffee shop offices will take 90 to 120 days." Revise to clarify the steps that have been completed. Clarify the date you began "establishing" your coffee shop, as well as the approximate date expected for completion of each milestone.

34.   Please revise this section in its entirety to clarify specifically how the proceeds from the completed and to be completed private placements are going to be spent.

35.   You state that a breakdown of the costs of operating your coffee shop is included in the "Use of Proceeds" section. We did not see such information included in the "Use of Proceeds" section. Please revise MD&A accordingly.

36.   Please provide additional disclosure with regard to your plan of operations required by Item 303(a) of Regulation S-B, first for the next twelve months and, then, to the point of

generating revenues. Ensure that all milestones necessary to take your company to profitability are described, including details on how you will accomplish your milestones. Ensure that you include the estimated costs associated with each milestone and a timeframe for each in weeks or months. We may have additional comments after reviewing your response.

37. You state you expect the initial operation of your website to be ready 120 to 180 days from the completion of the private placement. Please revise to clarify if you are referring to the private placement that already occurred or the one that is in the works.

38. You state you will begin your marketing program once your "office is operational." Please revise to explain your plan to establish an office. If you intended to refer to the coffee shop, please revise the disclosure to clarify this.

39. You disclose you believe "it will cost a minimum of $11,000 for our marketing campaign." Revise to disclose the specific nature and timing of the marketing efforts associated with this anticipated expenditure.

Liquidity and Capital Resources, page 19

40. Revise to clarify if the money remaining from the $24,957 private placement is going to be used for the milestones disclosed in the plan of operation.

41. We note the statement that "[w]e believe that remaining money will last at least one year." Please discuss how long the company can satisfy its cash requirements and whether it will have to raise additional funds in the next twelve months. See Item 303(a)(1)(i) of Regulation S-B. Not that the company should take into account the company's plan of operations and the costs of this offering.

42. Please disclose any expected significant changes in the number of employees. See Item 303(a)(1)(iv) of Regulation S-B.

Management - Officers and Directors, page 21

43. Please comply with Item 401(b) of Regulation S-B, which states:

> "Identify Significant Employees. Give the information specified in paragraph a) of this Item for each person who is not an executive officer but who is expected by the small business issuer to make a significant contribution to the business."

Alternatively, state in the disclosure that you do not expect any person who is not an executive officer to make a significant contribution to the business.

44.   Please indicate under "Position" that Christopher Armstrong is the principal accounting officer, if true. His signature to the registration statement includes that designation.

45.   Disclose whether or not Christopher Armstrong has any accounting education or experience. We note that you have met the Form SB-2 requirement for the signatures of both the principal financial officer and the principal accounting officer in that you have included both designations under Mr. Armstrong's signature.

46.   Please disclose the business experience of Robin Long during the past five years. See Item 401(a)(4) of Regulation S-B.

47.   Please disclose the amount of hours that each officer will spend on the affairs of the company.

Conflicts of Interest, page 22

48.   Clarify whether your officers and directors have, or anticipate having, interests that will compete with the registrant's interests.

Principal and Selling Shareholders, page 23

49.   Please revise the heading of this section to reflect that the section concerns only the beneficial owners of more than 5% of the securities. Revise the first paragraph of this section accordingly. Provide a separate section for the selling shareholder disclosure. It is confusing to read the combined sections.

50.   Please revise the table to conform to the table under Item 403(a), that is, title of class, name and address of beneficial owner, amount and nature of beneficial ownership and percent of class.

51.   Please provide the addresses of the beneficial owners.

52.   Please include the date for the principal shareholders table.

Selling Shareholders, page 24

53.   State any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates.

Description of Securities, page 25
Common Stock, page 25

54.   We note the following statement in this section: "All shares of common stock now

outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable." This is a legal opinion that you are not qualified to make. As such, please attribute it to Conrad Lysiak, whose legality opinion and consents are in exhibits that you have filed. Please note that the opinion also states that the shares will be "validly issued."

Reports, page 26

55. Please provide the new address of the SEC. It is 100 F Street, N.E., Washington, DC, 20549. Also, state that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, please remove the following: "The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K.

56. Please include transaction with promoters and name the promoters. See Item 404(d) of Regulation S-B.

Financial Statements, page F-1

57. Please note the updating requirements of Item 310(g) of Regulation S-B.

Note 4 – Related Party Transactions, page F-11

58. You state that the $15,000 loan from a related party has no specific maturity date. Please tell us if the lender plans on establishing a maturity date. If the lender does not, tell us why you do not consider this a capital contribution, or at minimum, a demand loan. If this is considered a demand loan, please reclassify the liability to short-term liabilities on the balance sheet.

Item 26. Recent Sales of Unregistered Securities, page 42

59. With regard to your June and July, 2005 securities offering, please disclose the following:
    • whether there was a general solicitation; and
    • whether the purchasers were accredited or sophisticated.

Exhibits

60. Please revise the legality opinion with regard to those matters on which Mr. Lysiak is opining. It is necessary for him to clarify that he is doing so by stating, for example, "It is my opinion that...." He should opine upon the following: that when the registration statement shall have been declared effective by order of the Securities and Exchange Commission, the shares sold by the selling shareholders as contemplated by the registration statement will be legally and validly issued, fully paid and non-assessable pursuant to

Nevada law, including all applicable statutory provisions, applicable provisions of the Nevada constitution, and reported judicial decisions interpreting those laws.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

Tom Kluch

for

John Reynolds
Assistant Director

cc: Conrad Lysiak, Esq.
        By facsimile to 509-747-1770